1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated January 14, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: January 15, 2004

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is a reproduction of the announcement made to a Regulatory Information Service provided by the London Stock Exchange plc and is for information purposes only.

This announcement is not an offer of these securities for sale in Hong Kong, the United States, or elsewhere. These securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States.

MTR CORPORATION LIMITED

(incorporated in Hong Kong under the Companies Ordinance with limited liability)

and

MTR CORPORATION (C.I.) LIMITED

(a company organised under the laws of the Cayman Islands on 30th October, 2000)

Issue of US$600,000,000 Fixed Rate Bonds due 2014

by MTR Corporation (C.I.) Limited

(Unconditionally and irrevocably guaranteed by MTR Corporation Limited)

MTR Corporation (C.I.) Limited (the “Issuer”) announces that it has launched an issue of US$600,000,000 Fixed Rate Bonds due 2014 (the “Bonds”). The Bonds are guaranteed by MTR Corporation Limited and are issued under the US$2,000,000,000 Debt Issuance Programme of MTR Corporation Limited and the Issuer.

The Issuer is pleased to announce the pricing of the Bonds today. The coupon on the Bonds is 4.75% per annum payable semi-annually in arrear. Settlement is expected on or about 20 January, 2004.

14 January, 2004

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